Report of Independent Registered
Public Accounting Firm

The Board of Directors of
BNY Mellon Alcentra Global Credit Income 2024 Target Term
Fund, Inc.:

We have examined management of BNY Mellon Alcentra
Global Credit Income 2024 Target Term Fund, Inc.'s assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc. (the "Fund"), a sole series of BNY Mellon Alcentra Global Credit Income
2024 Target Term Fund, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of August 31, 2024. BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc.'s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of August 31, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from June 30, 2024 (the date of the Fund's last examination) through August 31, 2024:

1.	Count and inspection of all securities (if any) located
in the vault of The Bank of New York Mellon
Corporation in 570 Washington Blvd, Jersey City, NJ
07310;

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Fund's securities per the books and records of the Fund to those of the Custodian;

5.	Agreement of pending purchase and sale activity
for the Fund as of August 31, 2024, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security sales or maturities, if applicable, since the date of the last examination, from the books and records of each fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period July 1, 2023 - June 30, 2024 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.
Our examination does not provide a legal determination on the Fund's compliance with specified requirements. In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2024, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
May 16, 2025

May 16, 2025

Management Statement Regarding
Compliance With Certain Provisions
of the Investment Company Act of
1940

We, as members of management of BNY Mellon Alcentra
Global Credit Income 2024 Target Term Fund, Inc. (the
"Fund"), the sole series of BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies" of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2024, and from June 30, 2024 (the date of the Fund's last examination) through August 31, 2024.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2024, and from June 30, 2024 (the date of the Fund's last examination) through August 31, 2024, with respect to securities reflected in the investment accounts of the Fund.


BNY Mellon Alcentra Global Credit Income 2024 Target Term
Fund, Inc.



Jim Windels
Treasurer